Prudential Investment Portfolios 9
Prudential Select Real Estate Fund

AMENDMENT TO SUBADVISORY AGREEMENT

Amendment made this 1st day of July, 2016 to the Subadvisory Agreement dated July 7, 2014, between Prudential Investments LLC (the Manager), on behalf of Prudential Select Real Estate Fund (the Fund), and PGIM, Inc. (formerly known as Prudential Investment Management, Inc.) (PGIM).

WHEREAS, the Manager and PGIM have mutually agreed to revise Schedule A of the Subadvisory Agreement, in order to reduce the subadvisory fee rate pursuant to which the Manager compensates PGIM for the services provided by PGIM Real Estate (formerly known as Prudential Real Estate Investors) (a business unit of PGIM) to the Fund under the Subadvisory Agreement;

NOW, THEREFORE, the parties mutually agree as follows:

1. The subadvisory fee rate schedule appearing in Schedule A is hereby deleted in its entirety, and is replaced with the following new subadvisory fee rate schedule:

0.375% on all assets

2. The Subadvisory Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL INVESTMENTS LLC

By: /s/ Scott E. Benjamin
Scott E. Benjamin, Vice President

PGIM, INC.

By: /s/ Marc R. Halle_
Marc R. Halle, Vice President